中国南方航空股份有限公司

# CHINA SOUTHERN AIRLINES COMPANY LIMITED

*(a joint stock limited company incorporated in the People's Republic of China with limited liability)*

**(Stock Code: 1055)**

## OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

China Southern Airlines Company Limited (the "Company") has published the "Announcement of the Resolutions of the Board of Directors of China Southern Airlines Company Limited" on the website of Shanghai Stock Exchange, the full text of which is set out below for information purpose only.

The Board of Directors of
**China Southern Airlines Company Limited**

18 April 2008

*As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Li Wen Xin, Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive Directors.*

**Stock short name:CSA Stock Code: 600029 Announcement No.:Lin 2008-7**

# Announcement of the Resolutions of the Board of Directors of China Southern Airlines Company Limited

The Company and all members of the board (the "Board") of directors (the "Directors") confirm the truthfulness, accuracy and completeness of the contents of this announcement, and accept responsibility for any misrepresentations, misleading statements or material omissions contained herein.

On 18 April 2008, China Southern Airlines Company Limited (the "Company") held the fourth meeting of the fifth session of the Board in the 1st Conference Room, 4/F, Guangzhou Baiyun International Airport Southern Airlines Pearl Hotel. The number of Directors supposed to be present at the meeting was 12 and the actual number of attended Directors was 10. Wang Quan Hua and Chen Zhen You (Directors) were unable to attend the meeting and appointed Li Wen Xin (Director) and Xu Jie Bo (Director) as their proxies respectively to attend and vote at the meeting. The meeting was held in compliance with the relevant provisions of the Company Law of the People's Republic of China and the Articles of Association of the Company.

The following resolutions were approved at the meeting:

1. To consider and approve the whole text and summary of the annual report and results announcement for the year 2007 (including financial statements prepared under the PRC accounting standards and the IFRS as well as the Report of the Directors), and to publish the annual results of the Company on the same date.

2. To consider and approve the profit distribution plan: as audited by KPMG Huazhen, under the PRC accounting standards, the accumulated loss of the Company amounted to RMB 692 million as at 31 December 2007 and no profit distribution plan was proposed for the year.

3. To consider and approve the proposal of the conversion of capital reserve.

   The capital reserve of the Company amounted to RMB 5,979 million as at 31 December 2007. Based on the share capital of 4,374,178,000 shares as at 31 December 2007, the Company proposes to issue an additional 2,187,089,000 shares to all of its shareholders by the conversion of capital reserve to share capital, on the basis of 5 new shares for every 10 existing shares held, and the share capital of the Company will be 6,561,267,000 shares after such conversion.

4. To consider and approve the adjustment made by the Company in respect of the relevant items in the financial statements for early 2007 in accordance with relevant provisions.

5. To consider and approve the reappointment of KPMG and KPMG Huazhen as the international auditor and PRC auditor of the Company respectively, and to recommend the Shareholders to authorize the Board to determine their remuneration.

6. To consider and approve the 2007 Internal Control Assessment Report of the Company.

7. To consider and approve the issue of short-term financing bills by the Company, the details of which are as follows:

   (1). The Company proposes to issue short-term financing bills of RMB 4 billion in two tranches;

   (2). The term of the short-term financing bills shall be within one year;

   (3). The targets of the issue are institutional investors in the PRC's banking industry;

   (4). The proceeds will be primarily utilized to fund the business activities of the Company.

8. To recommend the shareholders to authorize the Board to approve external guarantee for the cumulative amount of not more than RMB 400 million in each fiscal year.

   In the 2006 annual general meeting of shareholders, the Board was authorized to approve external guarantee for the cumulative amount of not more than RMB 100 million in each fiscal year. As the Company intends to continuously increase the number of pilots for its self-financed pilots program in the coming years, the Company proposes to authorize the Board to approve external guarantee for the cumulative amount of not more than RMB 400 million in each fiscal year.

9. To consider and approve the "Material Information Internal Reporting System".

10. To consider and approve the "Working System of the Independent Directors of the Company".

11. To consider and approve the "Working Rules on the Annual Report the Audit Committee of the Board".

12. To consider and approve the "Corporate Social Responsibility Report" of the Company for the year 2007.

13. To consider and approve the purchase of 20 Boeing 737 series aircraft by Xiamen Airlines Company Limited ("Xiamen Airlines"), a subsidiary of the Company, from the Boeing Company, and to approve Xiamen Airlines to enter into the aircraft purchase agreement with the Boeing Company.

   (1) Pursuant to the above resolution, on 18 April 2008, Xiamen Airlines entered into an agreement with the Boeing Company for the purchase of 20 Boeing 737 series aircraft. Under such agreement, the Boeing Company will deliver all the 20 Boeing 737 series aircraft between April 2014 and October 2015. The open market quotation (the "Catalogue Price") of the 20 Boeing 737 series aircraft is approximately US$ 1.5 billion in aggregate. The transaction amount of the aircraft purchase agreement has been agreed after arms' length negotiations between the parties, and the actual transaction amount will be lower than the Catalogue Price as set out above. The price concession Xiamen Airlines received approximates with the previous price concessions received in respect of the purchase of Boeing aircraft, and the Company also believes that there exists no significant difference between the impacts on the overall operation cost of the Company of the price concession received in this transaction and the price concessions received in the previous aircraft purchase transactions, and there will be no significant impact on the overall operation cost of the Group.

The consideration for the transaction will be funded by the internal resources of Xiamen Airlines and loan facilities from commercial banks. No valid agreement has been entered into with any bank in respect of the financing of the transaction. The Company will make timely disclosure in accordance with the progress of the transaction and the listing rules of the stock exchanges where the shares of the Company are listed, such as Shanghai Stock Exchange, as well as the requirements of the relevant regulations.

(2) The said transaction will be proposed for approval at the forthcoming general meeting of the Company in accordance with the listing rules of the stock exchanges where the shares of the Company are listed. Pursuant to the relevant requirements of the PRC, the said transaction is still subject to the approval of the relevant authorities of the country.

(3) To the best knowledge of the Company, the Boeing Company and its substantial shareholders or actual controllers are all third parties independent of and not connected with the Company and its connected persons.

It is expected that the introduction of the aircraft will enhance the transportation capacity of the Company. Based on the available tonne kilometers (ATK) of the Group as at 31 December 2006, thanks to the aircraft purchased by the Group (including its subsidiaries) during the past twelve months, including 100 Boeing B737 series aircraft, 20 Air Bus A320 series aircraft and 10 Air Bus A330-200 aircraft, the transportation capacity of the Company will be increased by approximately 49%.

The Board is of the view that the aircraft purchase transaction entered into by Xiamen Airlines is in line with the fleet planning of the Company and conducive for the implementation of the development strategy of the Group, the improvement of its operation capabilities, the provision of better services by the Group to its passengers and the enhancement of the core competitive advantages of the Group, and therefore is in the best interest of the Company and its shareholders as a whole.

14. To consider and approve the resolutions to be proposed at the 2007 annual general meeting of the Company to be held on 25 June 2008 , and to approve the submission of the resolutions 1 to 5, 7, 8 and 13 as stated above to the 2007 annual general meeting for consideration and approval. Pursuant to the listing rules of the stock exchanges where the shares of the Company are listed, the above resolution 3 is also subject to the approval at the class meetings of shareholders and the approval of the Ministry of Commerce. The details of the 2007 annual general meeting and the first 2008 class meetings of shareholders of the Company will be announced separately.

The Board of Directors of
**China Southern Airlines Company Limited**

18 April 2008